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                                                                    Exhibit 23.1



                          Independent Auditors' Consent




The Board of Directors
Entegris, Inc:

We consent to the incorporation by reference in the Registration Statement (No. 333-53382) on Form S-8 of Entegris, Inc. of our report dated October 5, 2001, with respect to the consolidated balance sheets of Entegris, Inc. and subsidiaries as of August 25, 2001 and August 26, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows, for each of the years in the three-year period ended August 25, 2001, and the related financial statement schedule, which report appears in the August 25, 2001, annual report on Form 10-K of Entegris, Inc.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for domestic inventories in 2001.


/s/ KPMG LLP


Minneapolis, Minnesota
November 21, 2001